SECURITIES AND EXCHANGE COMMISSION
                             Washington D.C. 20549

                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934

                                FOR THE MONTH OF
                                  JANUARY 2001

                     SAPIENS INTERNATIONAL CORPORATION N.V.
                (translation of registrant's name into English)

                              c/o LANDHUIS JOONCHI
                          KAYA RICHARD J. BEAUJON Z/N
                                  P.O. BOX 837
                                   WILLEMSTAD
                         CURACAO, NETHERLANDS ANTILLES
                               (599) (9) 7366277
                    (address of principal executive offices)

     [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F]

                          Form 20-F _X_ Form 40-F ___

     [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule l2g3-2 (b) under the Securities Exchange Act of 1934]

                                 Yes ___ No _X_

[SAPIENS LOGO]

FOR ADDITIONAL INFORMATION
Yitzhak Sharir                  John W. Heilshorn, Jr./Jody Burfening
Chief Executive Officer         Lippert/Heilshorn &
Sapiens International           Associates Inc.
Tel:    +1-877-554-2426         Tel:    +1-212-838-3777
        +972-8-938-2905
E-mail: itzick.s@sapiens.com    E-mail: jody@lhai.com

                 INTERCONTAINER IMPLEMENTS BUSINESS-TO-BUSINESS
                       SOLUTION WITH SAPIENS' eMERGE(TM)

Research Triangle Park, NC--January 2, 2001--Sapiens International Corporation N.V. (NASDAQ: SPNS) announced today that InterContainer Interfrigo, one of the largest pan-European transportation companies, has Web-enabled its mission-critical applications using Sapiens' business-to-business eMerge solution. At the customer's request, terms of the agreement were not disclosed.

InterContainer's key customer applications will be accessed through the Intranet, Extranet and Internet, enabling its customers and suppliers to issue on-line personalized self-configured orders. The process ensures complete integration with InterContainer's mission-critical order fulfillment system.

Sapiens' eMerge comprehensive solution enables "brick-and-mortar" companies to leverage their existing IT assets while rapidly developing e-business applications. The solution is based on Sapiens' proven set of technologies, methodologies and professional services. These capabilities ensure that Sapiens' solution is delivered with the speed and flexibility demanded by the fast-paced e-business world.

"We were pleased with the speed that we could introduce our e-Commerce applications using Sapiens' eMerge and found it to be an excellent solution. The implementation of this strategic project was done very rapidly", said Mark W. Smith, Director Central Services, InterContainer. "Sapiens' quick and flexible solution allows us to offer far better services to our customers and dramatically increases our efficiency by ensuring tight integration with our customers' business. We are already working with Sapiens on the development of further functionality, such as order tracking, invoicing and integration with suppliers."

"This project represents a significant expansion of our relationship with InterContainer," said Yaakov Sivan, Sapiens' Executive Vice President, Europe. "This business-to-business implementation demonstrates the effectiveness of Sapiens' eMerge solution in adapting InterContainer's operational systems to the demands of the new economy.

"This new phase of our long term relationship with InterContainer is a classic example of our long term strategy. We will offer our existing and new customers rapid integration solutions that preserve and enhance their IT assets as they move forward into the e-business world."

ABOUT SAPIENS


Sapiens International (NASDAQ: SPNS) is a leading provider of enterprise-wide solutions for the rapid development of mission-critical software applications, including those associated with the emergence of e-business. The Company provides comprehensive software solutions that substantially improve software developer productivity, reduce the cost of building and maintaining software applications, and preserve investment in legacy systems. These solutions integrate the Company's core rules-based, object-oriented technology, efficient rapid application development (RAD) methodology, and comprehensive consulting expertise. Applying proven technologies, including its flagship eMerge(TM) offering, Sapiens ensures fast time-to-market and responsiveness to change.

Sapiens serves its growing customer base directly and through partnerships with such industry leaders as Cap Gemini, CSC, IBM and KPMG. The Company's installed base of customers includes 3M, Air France, Argos, Groupe Andre, Honda, IBM, International Paper, Principal Financial, Prudential and Siemens Energy and Automation and other multinational corporations.

You are invited to visit us on the World Wide Web at http://www.sapiens.com.

                                      ###

Except for historical information contained herein, the matters set forth in this release are forward-looking statements that are dependent on certain risks and uncertainties, including such factors, among others, as market acceptance, market demand, pricing, changing regulatory environment, changing economic conditions, risks in new product and service development, the effect of the company's accounting policies and other risk factors detailed in the Company's SEC filings.

[SAPIENS LOGO]

FOR ADDITIONAL INFORMATION
Yitzhak Sharir                  John W. Heilshorn, Jr./Jody Burfening
Chief Executive Officer         Lippert/Heilshorn &
Sapiens International           Associates Inc.
Tel:    +1-877-554-2426         Tel:    +1-212-838-3777
        +972-8-938-2905
E-mail: itzick.s@sapiens.com    E-mail: jody@lhai.com

                  SAPIENS TO PROVIDE BELGIAN NATIONAL RAILWAY
                            WITH EURO CERTIFICATION

Research Triangle Park, NC--January 29, 2001--Sapiens International Corporation N.V. (NASDAQ: SPNS), a global e-business solutions provider, today announced that NMBS/SNCB, the Belgian National Railway ("NMBS"), has selected Sapiens to provide euro certification services, the final stage of the Sapiens EuroMigration(TM) solution. The details of the project agreement were withheld at the customer's request.

For this project, Sapiens will provide a global assessment of NMBS' EMU compliance level while preserving system integrity. NMBS, which performed the conversion of their systems to the euro internally, chose Sapiens to verify and certify that their systems are euro ready.

Sapiens chairs the Euro Working Group for Euro Conversion Standards under the auspices of the AMUE and the EMU. Sapiens' EuroMigration(TM) has been recognized as the premier euro conversion solution by leading industry analysts. The euro certification is the final stage of the EuroMigration, designed for organizations that have converted their systems to the euro internally and seek independent verification and certification of their systems' euro compliance. The euro certification is particularly important for organizations in Belgium, Italy, Spain and Portugal, which are required to add decimal places to their currency fields.

Mr. Vansteenkiste, general manager IT at NMBS said: "The euro conversion process has posed a formidable challenge for our IT organization. We are now at a stage where we are seeking independent verification of our results from a recognized industry expert. As Chair of the Euro Working Group for Euro Conversion Standards, and on the basis of our very positive experience with Sapiens in the past, we are quite confident moving forward to the final stage of our conversion challenge with the Sapiens team."

Commenting on the announcement, Mr. Saadia Essoudry, Vice President, Sapiens France, Belgium and Spain said: "Our euro certification solution captures the big picture and then focuses on each and every relevant detail. It views all enterprise data and components to make sure that nothing was left out when this enterprise-wide conversion was implemented. We look forward to expanding our long-standing relationship with NMBS through our other offerings, such as our Sapiens eMerge(TM) line of e-Business solutions and to further solidifying our pan-European presence through clients such as NMBS."

ABOUT SAPIENS

Sapiens International (NASDAQ: SPNS) is a global e-business solutions provider. Sapiens delivers strategic end-to-end solutions that enable customers to capitalize on their IT assets in the transition to e-business. Sapiens' e-commerce solutions, such as eMerge Loan, eMerge Insure and eMerge Supply Chain, as well as its cross-industry offerings, such as eMerge and EuroMigration, apply new business models and processes in the emerging, dynamic world of e-business and help clients meet the challenges of euro migration and reengineering. Applying proven technologies, Sapiens ensures fast time-to-market and responsiveness to change.

Sapiens serves its growing customer base directly and through partnerships with such industry leaders as Cap Gemini, CSC, IBM and KPMG. The Company's installed base of customers includes 3M, Air France, Argos, Bosch, Groupe Andre, Honda, IBM, International Paper, Principal Financial and Siemens Energy and Automation and other multinational corporations.

You are invited to visit us on the World Wide Web at http://www.sapiens.com.

                                      ###

Except for historical information contained herein, the matters set forth in this release are forward-looking statements that are dependent on certain risks and uncertainties, including such factors, among others, as market acceptance, market demand, pricing, changing regulatory environment, changing economic conditions, risks in new product and service development, the effect of the company's accounting policies and other risk factors detailed in the Company's SEC filings.

[SAPIENS LOGO]
FOR ADDITIONAL INFORMATION
Yitzhak Sharir                  John W. Heilshorn, Jr./Jody Burfening
Chief Executive Officer         Lippert/Heilshorn &
Sapiens International           Associates Inc.
Tel:    +1-877-554-2426         Tel:    +1-212-838-3777
        +972-8-938-2905
E-mail: itzick.s@sapiens.com    E-mail: jody@lhai.com


                       SAPIENS AWARDED FOLLOW-ON PROJECT
                         FROM NATIONAL AUSTRALIA GROUP

                     EURO IMPACT ANALYSIS PROJECT EXTENDED

Research Triangle Park, NC--January 15, 2001--Sapiens International Corporation N.V. (NASDAQ: SPNS), a global e-business solutions provider, today announced that it was awarded a follow-on contract to conduct further euro conversion analysis work for National Australia Group Europe ("National"), part of the National Australia Bank Group and one of the world's largest and most successful financial services organizations. At National's request, terms of the contract extension were not disclosed.

As part of an ongoing euro investigation at National, Sapiens is analyzing what impact the euro conversion will have on National's Alltel-based system. Should the UK Government join the EMU, the analysis prepares National for the conversion challenge and upon completion, will support a comprehensive euro strategy that could potentially be implemented by Sapiens. Sapiens, the recognized leader in euro migration solution, deployed its comprehensive Sapiens EuroMigration(TM) solution in the analysis efforts, and the follow-on project exploits the flexibility of a proprietary technology integrated into Sapiens' EuroMigration(TM) suite. Called Euro Configuration Repository(TM) (ECR), the ECR is both a mainframe-centric repository and a global operational platform that manages, views and accesses all enterprise IT components and data, and assesses inter-system and intra-system impact. Upon completion of the analysis, Sapiens will possess the capability to both design and implement a customized euro solution for National.

Rod Richards, EMU Technology Programme Manager for National Australia Group Europe, said: "It was natural to re-appoint Sapiens for our continuing EMU preparations as their professionalism and their proven (to us) technology demonstrate their claim to be a euro "solution" provider."

Mr. Yair Spitzer, Vice President, Sapiens UK, added: "This follow-on contract is very rewarding as it confirms National's confidence in our ability to provide exemplary services and solutions--and all the more so, given National's size and stature." He added, "Our EuroMigration solution enables National to address the euro challenge should the UK join the EMU."

ABOUT NATIONAL AUSTRALIA GROUP


National Australia Bank Group is an international financial services group providing a comprehensive and integrated range of financial services across four continents and 15 countries. It holds assets in Australia, the US, Asia, the UK, Ireland and New Zealand.

Globally, National has:

     o an asset base of over $250 billion

     o over $400 billion in assets under administration

     o close to nine million customers

Furthermore, National Australia Bank Group is ranked as one of the world's 50 largest banks.

In Australia, National is one of the three largest companies listed on the Australian Stock Exchange. It holds the largest banking market share and offers a rapidly growing financial services capability.

National's European operations include Yorkshire Bank, Clydesdale Bank, National Australia Life, Northern Bank and the National Irish Bank. Yorkshire Bank is the principal English arm of the National Australia Bank Group's European operations. With its head office based in Leeds, the Bank employs 6,000 personnel and has a network of 255 retail branches. Clydesdale Bank was acquired by National Australia Bank Group in October 1987 and is one of the major Scottish Clearing Banks with 274 branches across Scotland, in London and the North of England.


ABOUT SAPIENS

Sapiens International (NASDAQ: SPNS) is a leading provider of enterprise-wide solutions for the rapid development of mission-critical software applications, including those associated with the emergence of e-business. The Company provides comprehensive software solutions that substantially improve software developer productivity, reduce the cost of building and maintaining software applications, and preserve investment in legacy systems. These solutions integrate the Company's core rules-based, object-oriented technology, efficient rapid application development (RAD) methodology, and comprehensive consulting expertise. Applying proven technologies, including its flagship eMerge(TM) offering, Sapiens ensures fast time-to-market and responsiveness to change.

Sapiens serves its growing customer base directly and through partnerships with such industry leaders as Cap Gemini, CSC, IBM and KPMG. The Company's installed base of customers includes 3M, Air France, Argos, Groupe Andre, Honda, IBM, International Paper, Principal Financial, Prudential and Siemens Energy and Automation and other multinational corporations. You are invited to visit us on the World Wide Web at http://www.sapiens.com.

                                      ###

Except for historical information contained herein, the matters set forth in this release are forward-looking statements that are dependent on certain risks and uncertainties, including such factors, among others, as market acceptance, market demand, pricing, changing regulatory environment, changing economic conditions, risks in new product and service development, the effect of the company's accounting policies and other risk factors detailed in the Company's SEC filings.

[SAPIENS LOGO]

         FOR ADDITIONAL INFORMATION
         Itzick Sharir                     John W. Heilshorn, Jr./Jody Burfening
         Chief Executive Officer           Lippert/Heilshorn &
         Sapiens International             Associates Inc.
         Tel:  +1-877-554-2426             Tel: +1-212- 838-3777
                  +972-8-938-2905
         E-mail: itzick.s@sapiens.com      E-mail: john@lhai.com
                 --------------------              -------------


          SAPIENS INTERNATIONAL ANNOUNCES Q4 AND 2000 YEAR-END RESULTS

          THE COMPANY ANNOUNCES SIGNIFICANT LOSSES FOR Q4 AND 2000, AND ADOPTS
                ACTION PLAN TO RETURN TO PROFITABILITY BY Q4-2001

Research Triangle Park, N.C.--February 8, 2001 --Sapiens International Corporation N.V. (NASDAQ: SPNS), a global e-business solution provider, today announced unaudited results for the fourth quarter and audited results of its operations for the year ended December 31, 2000.

Revenues in the fourth quarter of 2000 amounted to $11.6 million compared with $17 million in the third quarter of 2000 and $24.8 million in the fourth quarter of 1999. Gross profit for the fourth quarter declined to a loss of $3.1 million compared with gross profit of $3.9 million in the third quarter of 2000 and $12.2 million in the fourth quarter last year. The operating loss for the fourth quarter of 2000, including the non-recurring restructuring and failed merger costs, was $24.8 million compared with an operating loss of $7.9 million in the third quarter of 2000 and operating income of $1.4 million in the same period last year. The net loss was $25.3 million or $1.10 per share on a diluted basis, compared with a net loss of $7 million, or $0.31 per share on a diluted basis, in the third quarter of 2000 and net income of $2.5 million, or $0.10 per share on a diluted basis, in the fourth quarter of 1999.

Revenues for the year ended December 31, 2000 were $72.7 million compared with $91.8 million in 1999. Gross profit declined to $20.6 million from $46.1 million in the prior year. The operating loss for the year 2000, including the non-recurring restructuring and merger costs, was $36.6 million compared with operating income of $11.2 million in 1999. The net loss for 2000 was $35.7 million, or $1.59 per share on a diluted basis, compared with net income of $13.1 million, or $0.53 per share on a diluted basis, in 1999.

Commenting on the results, Itzick Sharir, President and Chief Executive Officer said, "The year 2000 was a difficult year for Sapiens, particularly the second half of the year during which much of management's attention was focused on the failed merger with Ness Technologies. The main impact of the defocus from operations in the second half of the year was on revenues, which decreased significantly during the third quarter and continued to decline during the fourth quarter of 2000. To compound the problem, the Company's expense structure grew out of proportion to its current revenue generating capabilities primarily due to heightened delivery requirements in euro conversion projects and the Company's B2B initiative through its eZoneX subsidiary.

"Over the past two months, the new management team has formulated a clear, focused and aggressive action plan to restore Sapiens to profitability by Q4 of 2001. We have significantly reduced our cost structure by streamlining our operations, reducing our work force by approximately 15%, and cutting overhead costs across the board.

"As previously announced, we have accomplished another key aspect of the initial phase of our recovery plan, namely the signing of a $15 million private placement agreement with strategic, long-term investors. This round of funding, which will be presented for shareholder approval on February 22, 2001, provides us with the necessary working capital to implement our recovery plan.

"Looking to the future, Sapiens remains a fundamentally sound business that has been experiencing short-term difficulties but presents significant upside opportunity. Our major assets remain our core technologies and methodologies and our highly skilled technical and consulting personnel. In addition, our client base - which is comprised of some of the world's leading organizations such as Panasonic, Siemens, Prudential, Time Warner and International Paper - is an excellent foundation for future growth throughout our global operations."



ABOUT SAPIENS
Sapiens International (NASDAQ: SPNS) is a leading provider of enterprise-wide solutions for the rapid development of mission-critical software applications, including those associated with the emergence of e-business. The Company provides comprehensive software solutions that substantially improve software developer productivity, reduce the cost of building and maintaining software applications, and preserve investment in legacy systems. These solutions integrate the Company's core rules-based, object-oriented technology, efficient rapid application development (RAD) methodology, and comprehensive consulting expertise. Applying proven technologies, including its flagship eMerge(TM) offering, Sapiens ensures fast time-to-market and responsiveness to change.

Sapiens serves its growing customer base directly and through partnerships with such industry leaders as Cap Gemini, CSC, IBM and KPMG. The Company's installed base of customers includes 3M, Air France, Argos, Groupe Andre, Honda, IBM, International Paper, Principal Financial, Prudential and Siemens and other multinational corporations.

You are invited to visit us on the World Wide Web at HTTP://WWW.SAPIENS.COM.
                                      # # #

Except for historical information contained herein, the matters set forth in this release are forward-looking statements that are dependent on certain risks and uncertainties, including such factors, among others, as market acceptance, market demand, pricing, changing regulatory environment, changing economic conditions, risks in new product and service development, the effect of the company's accounting policies and other risk factors detailed in the Company's SEC filings.

                     SAPIENS INTERNATIONAL CORPORATION N.V.
                   Condensed Consolidated Statements of Income
              (U.S. Dollars in thousands, except per share amounts)


                                                       For the three months ended       For the year ended
                                                     ----------------------------- ----------------------------
                                                      12/31/2000       12/31/1999    12/31/2000     12/31/1999
                                                     ------------     ------------ -------------   ------------
                                                      (Unaudited)      (Unaudited)   (Audited)       (Audited)
REVENUES
Products                                              $   3,746         $ 14,172      $ 38,403       $ 47,390
Consulting and other services                             7,813           10,620        34,341         44,440
                                                     ----------         --------      --------      ---------
Total revenues                                           11,559           24,792        72,744         91,830
                                                     ----------         --------      --------      ---------

COST OF REVENUES
Products                                                  8,043            4,484        25,737         16,354
Consulting and other services                             6,633            8,128        26,414         29,333
                                                     ----------         --------      --------      ---------
Total cost of revenues                                   14,676           12,612        52,151         45,687
                                                     ----------         --------      --------      ---------

GROSS PROFIT                                             (3,117)          12,180        20,593         46,143

EXPENSES
Research and development, net                             3,653            1,281         9,101          5,021
Selling, general and administrative                      13,969            7,214        43,149         27,017
Amortization of goodwill                                    289            1,106           278            863
Merger costs                                              1,252            1,252             -              -
Restructuring expenses                                    2,558            2,019         2,558          2,019
                                                     ----------         --------      --------      ---------

OPERATING INCOME/(LOSS)                                 (24,827)           1,377       (36,573)        11,223

Financial income/(expenses), net                           (261)            (632)          (20)           412
Other income/(expenses), net (a)                           (182)           1,098         1,546          1,433
                                                     ----------         --------      --------      ---------

NET INCOME/(LOSS)                                      $(25,270)        $  2,455      $(35,659)      $ 13,068
                                                     ==========         ========      ========      =========

Preferred stock dividend                                      -             (103)         (107)          (418)
                                                     ----------         --------      --------      ---------

Net income/(loss) to common shareholders               $(25,270)        $  2,352      $(35,766)      $ 12,650
                                                     ==========         ========      ========      =========

Basic earnings/(loss) per share                        $  (1.10)        $   0.11      $  (1.59)      $   0.61
                                                     ==========         ========      ========      =========
Diluted earnings/(loss) per share (b,c)                $  (1.10)        $   0.10      $  (1.59)      $   0.53
                                                     ==========         ========      ========      =========

Weighted average shares used to compute:
Basic earnings/(loss) per share                          23,039           21,176        22,559         20,813
Diluted earnings/(loss) per share (b)                    23,039           25,112        22,559         24,558

Note a: Includes other expenses, taxes and minority interest

     b: Due to the net loss in 2000 the inclusion of dilutive securities would be antidilutive.

     c: For the computation of diluted earnings per share in 1999, net income is reduced by the preferred stock dividend only when inclusion would be antidilutive.

                           SAPIENS INTERNATIONAL CORPORATION N.V.
                           Condensed Consolidated Balance Sheets
                                (U.S. Dollars in thousands)


                                                         12/31/2000        12/31/1999
                                                       ----------------   -------------
                                                          (Audited)         (Audited)
ASSETS

       Cash                                               $ 17,038            $ 8,735
       Short-term investments                                                   8,055
                                                             2,872
                                                       ------------       ------------
                                                            19,910             16,790
       Trade receivables                                    27,839             31,943
       Other current assets                                                     7,118
                                                             9,431
                                                       ------------       ------------
       TOTAL CURRENT ASSETS                                 57,180             55,851
                                                       ------------       ------------


       Property and equipment, net                                              5,207
                                                             6,707
       Other assets                                         30,940             24,047

                                                       ------------       ------------
TOTAL ASSETS                                              $ 94,827            $85,105
                                                       ============       ============


LIABILITIES AND SHAREHOLDERS' EQUITY

       Short-term loans and current maturities
          of long-term debt                               $ 16,981            $ 3,657
       Trade payables                                                           3,495
                                                             6,112
       Other liabilities and accrued expenses               25,131             15,988
       Deferred revenue                                                         2,392
                                                             3,172
                                                       ------------       ------------
       TOTAL CURRENT LIABILITIES                            51,396             25,532
                                                       ------------       ------------


       Long-term debt and other liabilities                                     8,159
                                                             7,433
       Redeemable shares in a subsidiary                    14,675
                                                                                    -
       Shareholders' equity                                 21,323             51,414

                                                       ------------       ------------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                $ 94,827            $85,105
                                                       ============       ============

Note: Certain prior year's amounts have been reclassified to conform with current year presentation

                                       ###

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

                                          SAPIENS INTERNATIONAL CORPORATION N.V.
                                                      (Registrant)


Date: January 31, 2001                    By: /s/ Steve Kronengold/AG
                                              -----------------------
                                                Steve Kronengold
                                                General Counsel